UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February 2016

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING THE REVISION OF NON-CONSOLIDATED FINANCIAL FORECASTS

On February 5, 2016, the registrant filed with the Tokyo Stock Exchange a notice regarding the revision of non-consolidated financial forecasts for the fiscal year ending March 31, 2016, previously announced on November 6, 2015. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yasutake Horinouchi
Name:	Yasutake Horinouchi
Title:	Vice President
Investor Relations Office

Date: February 5, 2016

February 5, 2016

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo Stock Exchange)

Notice regarding the Revision of Non-Consolidated Financial Forecasts

Nippon Telegraph and Telephone Corporation (“NTT”) hereby announces that, at a meeting of its Board of Directors held today, NTT resolved to revise its non-consolidated financial forecasts for the fiscal year ending March 31, 2016, as stated below.

1.	Reason for the Revision

NTT’s Board of Directors resolved today that NTT may participate in the tender offer to sell 117,924,500 shares (approximately 300 billion yen) of its current holdings of NTT DOCOMO, INC. (“NTT DOCOMO”) common stock. In addition, Nippon Telegraph and Telephone East Corporation (“NTT East”), a subsidiary of NTT, resolved the amount of its distribution of surplus. Accordingly, NTT announced the following revisions to its non-consolidated financial forecasts for the fiscal year ending March 31, 2016, previously announced on November 6, 2015.

NTT will not revise its consolidated financial forecasts for the fiscal year ending March 31, 2016, because such events will not have a material impact on NTT’s consolidated results of operations.

2.	Revised Non-Consolidated Financial Forecasts for the Fiscal Year Ending March 31, 2016

	(Millions of yen)
	Operating Revenues	Operating Income	Recurring Profit	Net Income	Earnings per Share
Previous Forecast (A)	429,000	291,000	287,000	288,000	137.00 yen
Revised Forecast (B)	529,000	391,000	387,000	681,000	323.00 yen
Change (B-A)	100,000	100,000	100,000	393,000
Percentage Change (%)	23.3	34.4	34.8	136.5
(Reference) Results of the Fiscal Year Ended March 31, 2015	411,828	273,969	272,393	556,578	254.45 yen

*	NTT expects to record 100.0 billion yen in operating revenues in connection with the amount of distribution of surplus from NTT East.
*	NTT expects to record an extraordinary gain of 299.0 billion yen in connection with the sale of its shares in NTT DOCOMO. The proceeds from the sale of NTT DOCOMO shares are calculated based on the assumption that all tendered shares will be purchased, and at the tender offer price of “2,544 yen/share”. All or a portion of tendered shares may not be purchased.
*	The figures for Earnings per Share have been adjusted to reflect the impact of NTT’s two-for-one stock split of common stock, with an effective date of July 1, 2015.
*	The figures for Earnings per Share (Previous Forecast) have been calculated based on NTT’s non-consolidated financial forecasts for the fiscal year ending March 31, 2016, previously announced on November 6, 2015.

For further inquiries, please contact:

Hiroshi Setoguchi or Tatsuya Watanabe
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone:	+81-3-6838-5481
Fax:	+81-3-6838-5499